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 SECURITII )N

06002129

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48680

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/05___ AND ENDING___12/31/05___

                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WARNER FINANCIAL INTERNATIONAL INCORPORATED

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

1706 Rural Street

                                  (No. and Street)

Rockford	IL	61107
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard F. Warner   815/397-3555

                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinberg & Co.

                     (Name – *if individual, state last, first, middle name*)

1415 East State Street, Suite 700	Rockford	IL	61104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

-2-

I, _____Richard F. Warner_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Warner Financial International Incorporated_____ , as
of ____December 31_____ , 20 05 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____No exceptions_____

_____

_____


```
"OFFICIAL SEAL"
Shirley Hansen
Notary Public, State of Illinois
My Commission Exp. 05/16/2009
```

Richard F Warner
Signature

President
Title

Shirley Hansen
Notary Public

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition. (Cash Flow)
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
      Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
      consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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WARNER FINANCIAL INTERNATIONAL INCORPORATED

ANNUAL AUDITED REPORT
For the Year Ended
December 31, 2005

WEINBERG & CO.   Camelot Tower · 1415 East State Street · Suite 700 · Rockford, Illinois 61104 · Phone (815) 964-9955 · Fax (815) 964-3601

Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Warner Financial International Incorporated
Rockford, Illinois

We have audited the accompanying statement of financial condition of Warner Financial International Incorporated as of December 31, 2005, and the related statements of income, cash flows, and stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Warner Financial International Incorporated as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Weinberg & Co.

Rockford, Illinois
January 20, 2006

STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS	Allowable for Regulatory Capital	Allowable for Non-Regulatory Capital	Total
CURRENT:			
Cash	$ 10 258	$ -	$ 10 258
Marketable equity securities, available for sale	30 095	-	30 095
Accounts receivable	6 259	-	6 259
TOTAL CURRENT ASSETS	46 612	-	46 612
FURNITURE AND FIXTURES	-	13 003	13 003
Less accumulated depreciation	-	13 003	13 003
NET FURNITURE AND FIXTURES	-	-	-
TOTAL ASSETS	$ 46 612	$ -	$ 46 612

LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITY, Income tax payable	$ 408
STOCKHOLDER'S EQUITY	
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued	1 000
Additional paid-in capital	19 886
Retained earnings	37 564
Accumulated other comprehensive income	(12 246)
TOTAL STOCKHOLDER'S EQUITY	46 204
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 46 612

The accompanying notes are an integral part of the financial statements.

STATEMENT OF INCOME
For the Year Ended December 31, 2005

REVENUE,	
Commissions (net of refunds)	$ 33 534
Dividends	13
	33 534
EXPENSES:	
Audit	2 510
Office repairs and maintenance	1 584
Licenses, dues and fees	2 272
	6 366
Income before income taxes	27 181
Income tax expense	408
NET INCOME	$ 26 773

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:

  Net income $ 26 773

  Adjustment to reconcile net income to net cash
    provided by operating activities:
      Changes in assets and liabilities:
        Accounts receivable   (6 259)
        Income taxes   271

  Net cash provided by operating activities   20 785

CASH FLOWS USED FOR INVESTING ACTIVITIES,
  Increased marketable equity securities   (13)

CASH FLOWS USED FOR FINANCING ACTIVITIES,
  Shareholder distributions   (15 387)

  Increase in cash   5 385

CASH, beginning of year   4 873

CASH, end of year $ 10 258

The accompanying notes are an integral part of the financial
statements.

Compre- hensive Income	Accumulated Other Compre- hensive Income (Loss)	Total
$ -	$(12 881)	$ 34 183
26 773	-	26 773
635	635	635
$ 27 408	-	61 591
	-	(15 387)
	$(12 246)	$ 46 204

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations
The Company operates as a registered securities broker-dealer, located in Rockford, Illinois. The Company's primary sources of income are commissions on sales of mutual funds and other financial products.

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting whereby revenue is recognized when earned and expenses are recognized when incurred.

Comprehensive Income
Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Furniture, Equipment, and Depreciation
Furniture and equipment contributed as capital at date of incorporation are valued at estimated fair market value, in the amount of $10,000. Furniture and equipment acquired after this date are accounted for at cost. Depreciation of furniture and equipment are calculated using the accelerated method over estimated useful lives of five to seven years, for financial statement and income tax reporting purposes.

Repairs and maintenance are charged to expense when incurred and renewals and betterments are capitalized. When fixed assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts with any resulting gain or loss reflected in income.

Income Taxes
The Company, with the consent of its sole shareholder, has elected under the Internal Revenue Code to be an S Corporation. In lieu of federal corporate income taxes, the shareholder of an S Corporation is personally taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is subject to Illinois corporate income tax.

NOTE 2 - MARKETABLE EQUITY SECURITIES

Marketable equity securities consist of mutual funds. The securities are classified as available for sale and reported at their current market value. At December 31, 2005, marketable equity securities had a total cost of $42,328 and an estimated fair value of $30,095. Unrealized loss at December 31, 2005, was $12,246. The net change in unrealized gain (loss) for the year ended December 31, 2005, amounted to a net gain of $635.

NOTE 3 - REGULATORY CAPITAL REQUIREMENT

Regulatory agencies require the Company to maintain a minimum net capital of $5,000. "Allowable" assets for the regulatory computation exclude the net book value of furniture and equipment and also exclude 15 percent of the estimated market value of certain marketable securities. At December 31, 2005, the Company's regulatory net capital was $41,690, and exceeded the minimum amount by $36,690. The ratio of aggregate indebtedness to net capital at December 31, 2005, was .01 to 1.

<u>Report of Independent Accountants on</u>
<u>Supplementary Information Required by Rule 17a-5</u>
<u>of the Securities and Exchange Commission</u>

Board of Directors
Warner Financial International Incorporated
Rockford, Illinois

We have audited the accompanying financial statements of Warner Financial International Incorporated as of and for the year ended December 31, 2005, and have issued our report thereon dated January 20, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Weinberg & Co.

Weinberg & Co.

Rockford, Illinois
January 20, 2006

COMPUTATION OF NET CAPITAL
AND BASIC NET CAPITAL REQUIREMENT
December 31, 2005

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 46 204
Less nonallowable assets from statement of financial condition	-
Net capital before haircuts on securities positions	46 204
Less haircuts on mutual funds at 15%	4 514
Net capital	$ 41 690

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ -
Minimum dollar net capital requirement of reporting broker or dealer	5 000
Net capital requirement	$ 5 000

Excess net capital:	
Net capital as above	$ 41 690
Net capital requirement	5 000
Excess net capital at 100%	$ 36 690

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities	$ 408
Percentage of aggregate indebtedness to net capital	1%

SUMMARY OF AUDIT ADJUSTMENTS
TO COMPUTATION OF NET CAPITAL REQUIREMENT
December 31, 2005

Net capital as previously reported in the
  Financial and Operation Combined Uniform
  Single Report - Part IIA (unaudited) $ 37 098

Audit adjustment,
  Income taxes   (408)

Net capital as currently reported on Schedule I $ 36 690

**WEINBERG & CO.**   Camelot Tower • 1415 East State Street • Suite 700 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601

Certified Public Accountants and Consultants

Board of Directors
Warner Financial International Incorporated
Rockford, Illinois

In planning and performing our audit of the financial statements of Warner
Financial International Incorporated for the year ended December 31, 2005,
we considered its internal control structure in order to determine our
auditing procedures for the purposes of expressing our opinion on the
financial statements and not to provide assurance on the internal control
structure.

We noted no matters involving the internal control structure and its
operations that we consider to be reportable conditions under standards
established by the American Institute of Certified Public Accountants.
Reportable conditions involve matters coming to our attention relating to
significant deficiencies in the design or operation of the internal
control structure that, in our judgment, could adversely affect the
Company's ability to record, process, summarize, and report financial data
consistent with the assertions of management in the financial statements.

Because of inherent limitations in any internal control structure, errors
or irregularities may nevertheless occur and not be detected. Also,
projection of any evaluation of the structure to future periods is subject
to the risk that the structure may become inadequate because of changes in
conditions or that the degree of compliance with the structure may
deteriorate.

This report is intended solely for the information and use of the Board of
Directors, management, and regulatory agencies.

Weinberg & Co.

Rockford, Illinois
January 20, 2006